                        OFFER TO PURCHASE FOR CASH UP TO
                      5,000,000 SHARES OF ITS COMMON STOCK
                (INCLUDING THE ASSOCIATED STOCK PURCHASE RIGHTS)
                  AT A PURCHASE PRICE NOT IN EXCESS OF $16.00
                         NOR LESS THAN $14.00 PER SHARE

          THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT
        12:00 MIDNIGHT, NEW YORK CITY TIME ON FRIDAY, NOVEMBER 13, 1998,
                         UNLESS THE OFFER IS EXTENDED.

     Ralcorp Holdings, Inc., a Missouri corporation (the "Company"), invites its stockholders to tender shares of its $.01 par value Common Stock (the "Shares") (including the associated Stock Purchase Rights (the "Rights") issued pursuant to the Shareholder Protection Rights Agreement, dated December 27, 1996, between the Company and the Rights Agent named therein, as amended), to the Company at prices not in excess of $16.00 nor less than $14.00 per Share in cash, specified by such stockholders upon the terms and subject to the conditions set forth herein and in the related Letter of Transmittal, which together constitute the "Offer." Unless the context otherwise requires, all references to the Shares shall include the associated Rights. The Company will determine the single per Share price, not in excess of $16.00 nor less than $14.00 per Share, net to the seller in cash (the "Purchase Price"), that it will pay for Shares properly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The Company will select the lowest Purchase Price that will allow it to buy 5,000,000 Shares (or such lesser number of Shares as are properly tendered at prices not in excess of $16.00 nor less than $14.00 per Share). All Shares properly tendered at prices at or below the Purchase Price and not withdrawn will be purchased at the Purchase Price, upon the terms and subject to the conditions of the Offer, including the proration provisions. All Shares acquired in the Offer will be acquired at the Purchase Price. The Company reserves the right, in its sole discretion, to purchase more than 5,000,000 Shares pursuant to the Offer. See Section 14.

     THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE
SECTION 6.

     The Shares are listed and traded on the New York Stock Exchange, Inc. (the "NYSE") under the symbol "RAH." On October 15, 1998, the last full trading day on the NYSE prior to the announcement and commencement of the Offer, the closing per Share sales price as reported on the NYSE Composite Tape was $13.9375. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES. SEE
SECTION 7.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE OFFER. HOWEVER, NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO STOCKHOLDERS AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING THEIR SHARES. EACH STOCKHOLDER MUST MAKE THE DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES AND AT WHAT PRICE OR PRICES SHARES SHOULD BE TENDERED. THE COMPANY HAS BEEN ADVISED THAT NONE OF ITS DIRECTORS OR EXECUTIVE OFFICERS INTENDS TO TENDER ANY SHARES PURSUANT TO THE OFFER.

                                   IMPORTANT

     Any stockholder wishing to tender all or any part of his or her Shares should either (a) complete and sign a Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal and either mail or deliver it with any required signature guarantee and any other required documents to First Chicago Trust Company of New York (the "Depositary"), and either mail or deliver the stock certificates for such Shares to the Depositary (with all such other documents) or tender such Shares pursuant to the procedure for book-entry tender set forth in Section 3, or (b) request a broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Holders of Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee should contact such person if they desire to tender their Shares. Any stockholder who desires to tender Shares and whose certificates for such Shares cannot be delivered to the Depositary or who cannot comply with the procedure for book-entry transfer or whose other required documents cannot be delivered to the Depositary, in any case, by the expiration of the Offer must tender such Shares pursuant to the guaranteed delivery procedure set forth in Section 3.

     TO PROPERLY TENDER SHARES, STOCKHOLDERS MUST VALIDLY COMPLETE THE LETTER OF TRANSMITTAL INCLUDING THE SECTION RELATING TO THE PRICE AT WHICH THEY ARE TENDERING SHARES.

     Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent (as defined) or to the Dealer Manager (as defined) at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be obtained from the Information Agent.

     THE COMPANY HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER STOCKHOLDERS SHOULD TENDER OR REFRAIN FROM TENDERING SHARES PURSUANT TO THE OFFER. THE COMPANY HAS NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE RELATED LETTER OF TRANSMITTAL. IF GIVEN OR MADE, ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

                      The Dealer Manager for the Offer is:

                        WASSERSTEIN PERELLA & CO., INC.

October 16, 1998

                                    SUMMARY

     This general summary is solely for the convenience of the Company's stockholders and is qualified in its entirety by reference to the full text and more specific details in this Offer to Purchase.

Purchase Price................   The Company will select a single Purchase Price
                                 which will be not more than $16.00 nor less than $14.00 per Share. All Shares purchased by the Company will be purchased at the Purchase
                                 Price even if tendered at or below the Purchase
                                 Price. Each stockholder desiring to tender
                                 Shares must specify in the Letter of
                                 Transmittal the minimum price (not more than $16.00 nor less than $14.00 per Share) at which such stockholder is willing to have his or her Shares purchased by the Company.

Number of Shares to be
Purchased.....................   5,000,000 Shares (or such lesser number of
                                 Shares as are properly tendered at prices not in excess of $16.00 nor less than $14.00 per share).

How to Tender Shares..........   See Section 3. Call the Information Agent,
                                 Georgeson & Company Inc., at (800) 223-2064, the Dealer Manager, Wasserstein Pellera & Co.,
                                 Inc., at (212) 969-2700 or consult your broker for assistance.

Brokerage Commissions.........   None for registered stockholders who tender
                                 their Shares directly to the Depositary.
                                 Stockholders holding Shares through brokers or banks are urged to consult such brokers or banks to determine whether transaction costs are applicable if stockholders tender Shares through such brokers or banks and not directly to the Depositary.

Stock Transfer Tax............   None, if payment is made to the registered
                                 holder.

Expiration and Proration
Dates.........................   Friday, November 13, 1998, at 12:00 Midnight,
                                 New York City time, unless extended by the Company.

Payment Date..................   As soon as practicable after the termination of
                                 the Offer.

Position of the Company and
its Directors.................   Neither the Company nor its Board of Directors
                                 makes any recommendation to stockholders as to whether to tender or refrain from tendering their Shares. Each stockholder must make the decision whether to tender Shares and, if so, how many Shares and at what price or prices
                                 Shares should be tendered. The Company has been advised that none of its directors or executive officers intends to tender any Shares pursuant to the Offer.

Withdrawal Rights.............   Tendered Shares may be withdrawn at any time
                                 until 12:00 Midnight, New York City time, on
                                 Friday, November 13, 1998 unless the Offer is extended by the Company, and, unless previously purchased, after 12:00 Midnight, New York City time, on Monday, December 14, 1998. See Section
                                 4.

Odd Lots......................   There will be no proration of Shares tendered
                                 by any stockholder owning beneficially or of record less than 100 Shares as of the close of business on October 15, 1998 and as of the Expiration Date, if such stockholder tenders all such Shares at or below the Purchase Price prior to the Expiration Date and checks the "Odd Lots" box in the Letter of Transmittal.
                                 See Section 1.

Lost or Destroyed
Certificates..................   Contact the Depositary at (800) 446-2617
                                 immediately for assistance. Also see Section 3 for instructions for tendering lost, destroyed or misplaced certificates.

                               TABLE OF CONTENTS

SECTION                                                       PAGE
-------                                                       ----
INTRODUCTION................................................    5
THE OFFER...................................................    7
   1. Number of Shares; Proration...........................    7
   2. Purpose of the Offer; Certain Effects of the Offer....    8
   3. Procedures for Tendering Shares.......................   10
   4. Withdrawal Rights.....................................   13
   5. Purchase of Shares and Payment of Purchase Price......   14
   6. Certain Conditions of the Offer.......................   15
   7. Price Range of Shares; Dividends......................   16
   8. Source and Amount of Funds............................   17
   9. Certain Information Concerning the Company............   17
  10. Interest of Directors and Officers; Transactions and
     Arrangements Concerning Shares.........................   22
  11. Effects of the Offer on the Market for Shares;
     Registration Under the Exchange Act....................   25
  12. Certain Legal Matters; Regulatory Approvals...........   25
  13. Certain United States Federal Income Tax
     Consequences...........................................   25
  14. Extension of Offer; Termination; Amendment............   27
  15. Fees and Expenses.....................................   28
  16. Miscellaneous.........................................   29
SCHEDULE A -- Certain Transactions Involving Shares.........  A-1

               CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

     Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, are made throughout this document, and sometimes are preceded by, followed by or include the words "intends," "believes," "expects," "anticipates," "should" or similar expressions. The Company's results of operations and liquidity status may differ materially from those in the forward-looking statements. Such statements are based on management's current view and assumptions, and involve risks and uncertainties that could affect expected results. For example any of the following factors cumulatively or individually may affect expected results:

(i) If the Company is unable to maintain a meaningful price gap between its private label products and the branded products of its competitors, successfully introduce new products or successfully manage costs across all parts of the Company, then the Company's private label businesses could incur operating losses;

(ii) Consolidation among members of the grocery trade may lead to increased wholesale price pressure from larger grocery trade customers and could result in the loss of key accounts if the surviving entities are not customers of the Company;

(iii) Significant increases in the cost of certain raw materials used in the Company's products, to the extent not reflected in the price of the Company's products, could adversely impact the Company's results. For example, the cost of wheat can change significantly;

(iv) In light of its significant ownership interest in Vail Resorts, Inc., the Company's non-cash earnings can be adversely affected by Vail's unfavorable performance;

(v) The Company's businesses compete in mature segments with competitors having large percentages of segment sales; and

(vi) The Company's disclosure under the heading "INFORMATION SYSTEMS DEVELOPMENTS AND YEAR 2000 ISSUES" in its Form 10-Q for the period ended June 30, 1998 includes cautionary statements regarding the Company's ability to successfully address Year 2000 compliance issues, and such statements are incorporated herein.

     To the Holders of Common Stock of Ralcorp Holdings, Inc.:

                                  INTRODUCTION

     Ralcorp Holdings, Inc., a Missouri corporation (the "Company"), invites its stockholders to tender shares of its $.01 par value Common Stock (the "Shares") (including the associated Stock Purchase Rights (the "Rights") issued pursuant to the Shareholder Protection Rights Agreement, dated December 27, 1996, between the Company and the Rights Agent named therein, as amended), to the Company at prices not in excess of $16.00 nor less than $14.00 per Share in cash, specified by such stockholders upon the terms and subject to the conditions set forth herein and in the related Letter of Transmittal, which together constitute the "Offer." Unless the context otherwise requires, all references to the Shares shall include the associated Rights. The Company will determine the single per Share price, not in excess of $16.00 nor less than $14.00 per Share, net to the seller in cash (the "Purchase Price"), that it will pay for Shares properly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The Company will select the lowest Purchase Price that will allow it to buy 5,000,000 Shares (or such lesser number of Shares as are properly tendered at prices not in excess of $16.00 nor less than $14.00 per Share). All Shares properly tendered at prices at or below the Purchase Price and not withdrawn will be purchased at the Purchase Price, upon the terms and subject to the conditions of the Offer, including the proration provisions. All Shares acquired in the Offer will be acquired at the Purchase Price. The Company reserves the right, in its sole discretion, to purchase more than 5,000,000 Shares pursuant to the Offer. See Section 14.

     THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE
SECTION 6.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE OFFER. HOWEVER, NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO STOCKHOLDERS AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING THEIR SHARES. EACH STOCKHOLDER MUST MAKE THE DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES AND AT WHAT PRICE OR PRICES SHARES SHOULD BE TENDERED. THE COMPANY HAS BEEN ADVISED THAT NONE OF ITS DIRECTORS OR EXECUTIVE OFFICERS INTENDS TO TENDER ANY SHARES PURSUANT TO THE OFFER.

     Upon the terms and subject to the conditions of the Offer, if at the expiration of the Offer more than 5,000,000 Shares (or such greater number of Shares as the Company may elect to purchase) are properly tendered at or below the Purchase Price and not withdrawn, the Company will buy Shares first from all Odd Lot Holders (as defined in Section 1) who properly tender all their Shares at or below the Purchase Price and then on a pro rata basis from all other stockholders who properly tender Shares at prices at or below the Purchase Price (and, in each case, do not withdraw them prior to the expiration of the Offer). The Company will return at its own expense all Shares not purchased pursuant to the Offer. See Section 1.

     The Purchase Price will be paid net to the tendering stockholder in cash for all Shares purchased. Tendering stockholders who are registered holders will not be obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 7 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by the Company. Stockholders holding Shares through brokers or banks are urged to consult such brokers or banks to determine whether transaction costs are applicable if stockholders tender Shares through such brokers or banks and not directly to the Depositary. HOWEVER, ANY TENDERING STOCKHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE, SIGN AND RETURN TO THE DEPOSITARY THE SUBSTITUTE FORM W-9 THAT IS INCLUDED AS PART OF THE LETTER OF TRANSMITTAL MAY BE SUBJECT TO REQUIRED UNITED STATES FEDERAL INCOME TAX BACKUP WITHHOLDING OF 31% OF THE GROSS PROCEEDS PAYABLE TO SUCH STOCKHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER. SEE
SECTION 3. The Company will pay all fees and expenses of Wasserstein Perella & Co., Inc. ("Wasserstein Perella" or the

"Dealer Manager"), First Chicago Trust Company of New York (the "Depositary") and Georgeson & Company Inc. (the "Information Agent") incurred in connection with the Offer. See Section 15.

     The Board of Directors has determined that the Company's financial condition and outlook and current market conditions, including recent trading prices of Shares, make this an attractive time to repurchase a significant portion of the outstanding Shares. In the view of the Board of Directors, the Offer represents an attractive investment that should benefit the Company and its stockholders over the long term. In particular, the Board of Directors believes that the purchase of Shares at this time is consistent with the Company's long term corporate goal of seeking to increase stockholder value.

     The Offer provides stockholders who are considering a sale of all or a portion of their Shares with the opportunity to determine the price or prices (not in excess of $16.00 nor less than $14.00 per Share) at which they are willing to sell their Shares and, subject to the terms and conditions of the Offer, to sell those Shares for cash without, where Shares are tendered by the registered owner thereof directly to the Depositary, the usual transaction costs associated with market sales. In addition, stockholders owning fewer than 100 Shares whose Shares are purchased pursuant to the Offer and who tender directly not only will avoid the payment of brokerage commissions but also will avoid any applicable odd-lot discounts payable on a sale of their Shares in a NYSE transaction. The Offer also allows stockholders to sell a portion of their Shares while retaining a continuing equity interest in the Company. Stockholders who determine not to accept the Offer will realize a proportionate increase in their relative equity interest in the Company, and thus in the Company's future earnings and assets subject to the Company's right to issue additional Shares and other equity securities in the future.

     As of October 15, 1998, the Company had issued and outstanding 31,711,317 Shares and had reserved 2,891,924 Shares for the granting of stock-based awards, including the issuance of shares upon exercise of outstanding stock options ("Options") under the Company's Incentive Stock Plan (the "Incentive Stock Plan"). The 5,000,000 Shares that the Company is offering to purchase pursuant to the Offer represent approximately 15.8% of the Company's Shares outstanding on October 15, 1998 (approximately 15.8% assuming exercise of outstanding exercisable Options). The Shares are listed and traded on the NYSE under the symbol "RAH." On October 15, 1998, the last full trading day on the NYSE prior to the announcement and commencement of the Offer, the closing per Share sales price as reported on the NYSE Composite Tape was $13.9375. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES. See Section 7.

                                   THE OFFER

1. NUMBER OF SHARES; PRORATION.

     Upon the terms and subject to the conditions of the Offer, the Company will purchase 5,000,000 Shares or such lesser number of Shares as are properly tendered (and not withdrawn in accordance with Section 4) prior to the Expiration Date (as defined below) at prices not in excess of $16.00 nor less than $14.00 per Share in cash.

     The term "Expiration Date" means 12:00 Midnight, New York City time, on Friday, November 13, 1998 unless and until the Company, in its sole discretion, shall have extended the period of time during which the Offer will remain open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire. See
Section 14 for a description of the Company's right to extend, delay, terminate or amend the Offer. The Company reserves the right to purchase more than 5,000,000 Shares pursuant to the Offer. In accordance with applicable regulations of the Securities and Exchange Commission (the "Commission"), the Company may purchase pursuant to the Offer an additional amount of Shares not to exceed 2% of the outstanding Shares as of the date hereof without amending or extending the Offer. See Section 14. In the event of an over-subscription of the Offer as described below, Shares tendered at or below the Purchase Price prior to the Expiration Date will be subject to proration, except for Odd Lots as explained below. The proration period also expires on the Expiration Date.

     The Company will select the lowest Purchase Price that will allow it to buy 5,000,000 Shares (or such lesser number of Shares as are properly tendered at prices not in excess of $16.00 nor less than $14.00 per Share and not withdrawn). All Shares properly tendered at prices at or below the Purchase Price and not withdrawn will be purchased at the Purchase Price, upon the terms and subject to the conditions of the Offer, including the proration provisions. All Shares purchased in the Offer will be purchased at the Purchase Price.

     THE OFFER IS NOT CONDITIONED ON THE TENDER OF ANY MINIMUM NUMBER OF SHARES, BUT IS SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 6.

     In accordance with Instruction 5 of the Letter of Transmittal, stockholders desiring to tender Shares must specify the price, not in excess of $16.00 nor less than $14.00 per Share, at which they are willing to sell their Shares to the Company. As promptly as practicable following the Expiration Date, the Company will, in its sole discretion, determine the Purchase Price that it will pay for Shares properly tendered pursuant to the Offer and not withdrawn, taking into account the number of Shares tendered and the prices specified by tendering stockholders. All Shares tendered and not purchased pursuant to the Offer, including Shares tendered at prices in excess of the Purchase Price and Shares not purchased because of proration, will be returned to the tendering stockholders at the Company's expense as promptly as practicable following the Expiration Date.

     If the number of Shares validly tendered and not withdrawn on or prior to the Expiration Date is less than or equal to 5,000,000 Shares (or such greater number of shares as the Company may elect to purchase pursuant to the Offer), the Company will, upon the terms and subject to the conditions of the Offer, purchase at the Purchase Price all shares so tendered.

     PRIORITY OF PURCHASES. Upon the terms and subject to the conditions of the Offer, if more than 5,000,000 Shares (or such greater number of Shares as the Company may elect to purchase) have been properly tendered at prices at or below the Purchase Price and not withdrawn prior to the Expiration Date, the Company will purchase properly tendered Shares on the basis set forth below:

     (a) first, all Shares tendered and not withdrawn prior to the Expiration Date by any Odd Lot Holder (as defined below) who:

          (1) tenders all Shares beneficially owned by such Odd Lot Holder at a price at or below the Purchase Price (tenders of less than all Shares owned by such stockholder will not qualify for this preference); and

          (2) completes the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery; and

     (b) second, after purchase of all of the foregoing Shares, all other Shares properly tendered at prices at or below the Purchase Price and not withdrawn prior to the Expiration Date, on a pro rata basis (with appropriate adjustments to avoid purchases of fractional Shares) as described below.

     ODD LOTS. For purposes of the Offer, the term "Odd Lots" shall mean all Shares properly tendered prior to the Expiration Date at prices at or below the Purchase Price and not withdrawn by any person (an "Odd Lot Holder") who owned, beneficially or of record, as of the close of business on October 15, 1998 and as of the Expiration Date, an aggregate of fewer than 100 Shares and so certified in the appropriate place on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery. In order to qualify for this preference, an Odd Lot Holder must tender all such Shares in accordance with the procedures described in Section 3. As set forth above, Odd Lots will be accepted for payment before proration, if any, of the purchase of other tendered Shares. This preference is not available to partial tenders or to beneficial or record holders of an aggregate of 100 or more Shares, even if such holders have separate accounts or certificates representing fewer than 100 Shares. By accepting the Offer, an Odd Lot Holder would not only avoid the payment of brokerage commissions but also would avoid any applicable odd lot discounts in a sale of such holder's Shares. Any stockholder wishing to tender all of such stockholder's Shares pursuant to this Section should complete the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery.

     PRORATION. In the event that proration of tendered Shares is required, the Company will determine the proration factor as soon as practicable following the Expiration Date. Proration for each stockholder tendering Shares, other than Odd Lot Holders, shall be based on the ratio of the number of Shares properly tendered and not withdrawn by such stockholder to the total number of Shares properly tendered and not withdrawn by all stockholders, other than Odd Lot Holders, at or below the Purchase Price. Because of the difficulty in determining the number of Shares properly tendered (including Shares tendered by guaranteed delivery procedures, as described in Section 3) and not withdrawn, and because of the odd lot procedure, the Company does not expect that it will be able to announce the final proration factor or commence payment for any Shares purchased pursuant to the Offer until approximately five NYSE trading days after the Expiration Date. The preliminary results of any proration will be announced by press release as promptly as practicable after the Expiration Date. Stockholders may obtain such preliminary information from the Information Agent or the Dealer Manager and may be able to obtain such information from their brokers.

     As described in Section 13, the number of Shares that the Company will purchase from a stockholder may affect the United States federal income tax consequences to the stockholder of such purchase and, therefore, may be relevant to a stockholder's decision whether or not to tender Shares.

     This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the Company's stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

2. PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER.

     The Offer provides stockholders who are considering a sale of all or a portion of their Shares with the opportunity to determine the price or prices (not in excess of $16.00 nor less than $14.00 per Share) at which they are willing to sell their Shares and, subject to the terms and conditions of the Offer, to sell those Shares for cash without, where Shares are tendered by the registered owner thereof directly to the Depositary, the usual transaction costs associated with market sales. In addition, Odd Lot Holders whose Shares are purchased pursuant to the Offer not only will avoid the payment of brokerage commissions but also will avoid any applicable odd lot discounts payable on a sale of their Shares in a NYSE transaction. The Offer also allows stockholders to sell a portion of their Shares while retaining a continuing equity interest in the Company. Stockholders who determine not to accept the Offer will realize a proportionate increase in their relative equity interest in the Company, and thus in the Company's future earnings and assets, subject to the Company's right to issue additional Shares and other equity securities in the future.

     The Board of Directors has determined that the Company's financial condition and outlook and current market conditions, including recent trading prices of Shares, make this an attractive time to repurchase a significant portion of the outstanding Shares. In the view of the Board of Directors, the Offer represents a significant acceleration and expansion of what would otherwise have been a continuing share repurchase program and an attractive investment that should benefit the Company and its stockholders over the long term. In particular, the Board of Directors believes that the purchase of Shares at this time is consistent with the Company's long term corporate goal of seeking to increase stockholder value. The funds required to complete the Offer and pay related expenses will be provided from the Company's $100 million credit facility and cash existing from operations, if any. See Section 8.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE OFFER. HOWEVER, NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO STOCKHOLDERS AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING THEIR SHARES AND NEITHER HAS AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION. STOCKHOLDERS ARE URGED TO EVALUATE CAREFULLY ALL INFORMATION IN THE OFFER, CONSULT THEIR OWN INVESTMENT AND TAX ADVISORS AND MAKE THEIR OWN DECISIONS WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH TO TENDER. THE COMPANY HAS BEEN ADVISED THAT NONE OF ITS DIRECTORS OR EXECUTIVE OFFICERS INTENDS TO TENDER ANY SHARES PURSUANT TO THE OFFER.

     The Company may in the future purchase additional Shares on the open market, in private transactions, through tender offers or otherwise, subject to the approval of the Board of Directors. The Company, with the approval of the Board, has previously purchased 1,300,000 Shares. Presently the Company does not have a stock repurchase authorization other than an authorization for this Offer. Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), prohibits the Company and its affiliates from purchasing any Shares, other than pursuant to the Offer, until at least ten business days after the Expiration Date. Any possible future purchases by the Company will depend on many factors, including the market price of the Shares, the results of the Offer, the Company's business and financial position and general economic and market conditions.

     Shares the Company acquires pursuant to the Offer will be held in the Company's treasury (unless and until the Company determines to retire such Shares) and will be available for the Company to issue without further stockholder action (except as required by applicable law or the rules of the NYSE or any other securities exchange on which the Shares are listed) for purposes including, but not limited to, the acquisition of other businesses, the raising of additional capital for use in the Company's business and the satisfaction of obligations under existing or future employee benefit plans. The Company has no current plans for issuance of the Shares repurchased pursuant to the Offer except in connection with existing stock plan awards. Except as disclosed in this Offer to Purchase, the Company currently has no plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any or all of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company; (e) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company; (f) any other material change in the Company's corporate structure or business; (g) any material change in the Company's Articles of Incorporation or By-Laws or any actions which may impede the acquisition of control of the Company by any person; (h) a class of equity security of the Company being delisted from a national securities exchange; (i) a class of equity security of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) at the Exchange Act; or (j) the suspension of the Company's obligation to file reports pursuant to Section 15(d) of the Exchange Act.

     Pursuant to the Company's Bylaws, no person shall be eligible for election as a Director if such person's 70th birthday falls on a date prior to the commencement of a new term. Thus, Dr. William H. Danforth will not be eligible to be re-elected to the Board of Directors after his term expires at the Company's 1999 Annual Meeting of Shareholders. Presently, the Board of Directors plans on reducing the size of the Board from six to five members upon the expiration of Dr. Danforth's current term.

3. PROCEDURES FOR TENDERING SHARES.

     PROPER TENDER OF SHARES. For Shares to be tendered properly pursuant to the Offer, (a) the certificates for such Shares (or confirmation of receipt of such Shares pursuant to the procedures for book-entry transfer set forth below), together with a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) including any required signature guarantees and any other documents required by the Letter of Transmittal, must be received prior to 12:00 Midnight, New York City time, on the Expiration Date by the Depositary at its address set forth on the back cover of this Offer to Purchase or (b) the tendering stockholder must comply with the guaranteed delivery procedure set forth below. IN ACCORDANCE WITH INSTRUCTION 5 OF THE LETTER OF TRANSMITTAL, STOCKHOLDERS DESIRING TO TENDER SHARES PURSUANT TO THE OFFER MUST PROPERLY INDICATE IN THE SECTION CAPTIONED "PRICE (IN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING TENDERED" ON THE LETTER OF TRANSMITTAL THE PRICE (IN MULTIPLES OF $.125) AT WHICH THEIR SHARES ARE BEING TENDERED. ALTERNATIVELY, STOCKHOLDERS MAY ELECT TO HAVE THEIR PER SHARE PRICE DETERMINED BY THE COMPANY IN ACCORDANCE WITH THE TERMS OF THE OFFER BY CHECKING THE BOX UNDER THE SECTION CAPTIONED "SHARES TENDERED AT PRICE DETERMINED PURSUANT TO THE OFFER." Stockholders who desire to tender Shares at more than one price must complete a separate Letter of Transmittal for each price at which Shares are tendered, provided that the same Shares cannot be tendered (unless properly withdrawn previously in accordance with the terms of the Offer) at more than one price. TO PROPERLY TENDER SHARES, ONE AND ONLY ONE PRICE BOX MUST BE CHECKED IN THE APPROPRIATE SECTION ON EACH LETTER OF TRANSMITTAL.

     IN ADDITION, ODD LOT HOLDERS WHO TENDER ALL SUCH SHARES MUST COMPLETE THE BOX CAPTIONED "ODD LOTS" ON THE LETTER OF TRANSMITTAL AND, IF APPLICABLE, ON THE NOTICE OF GUARANTEED DELIVERY, TO QUALIFY FOR THE PREFERENTIAL TREATMENT AVAILABLE TO ODD LOT HOLDERS AS SET FORTH IN SECTION 1.

     STOCKHOLDERS WHO HOLD SHARES THROUGH BROKERS OR BANKS ARE URGED TO CONSULT SUCH BROKERS OR BANKS TO DETERMINE WHETHER TRANSACTION COSTS ARE APPLICABLE IF STOCKHOLDERS TENDER SHARES THROUGH SUCH BROKERS OR BANKS AND NOT DIRECTLY TO THE DEPOSITARY.

     SIGNATURE GUARANTEES AND METHOD OF DELIVERY. No signature guarantee is required: (i) if the Letter of Transmittal is signed by the registered holder of the Shares (which term, for purposes of this Section 3, shall include any participant in The Depository Trust Company (the "Book-Entry Transfer Facility") whose name appears on a security position listing as the owner of the Shares) tendered therewith and such holder has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal; or (ii) if Shares are tendered for the account of a member in good standing of the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (each such entity being hereinafter referred to as an "Eligible Institution"). See Instruction 1 of the Letter of Transmittal. If a certificate for Shares is registered in the name of a person other than the person executing a Letter of Transmittal, or if payment is to be made, or Shares not purchased or tendered are to be issued, to a person other than the registered holder, then the certificate must be endorsed or accompanied by an appropriate stock power, in either case, signed exactly as the name of the registered holder appears on the certificate, or stock power guaranteed by an Eligible Institution.

     In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or a timely confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility as described above), a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) and any other documents required by the Letter of Transmittal. THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING CERTIFICATES FOR SHARES, THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. IF DELIVERY IS BY MAIL, THEN REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED.

     BOOK-ENTRY DELIVERY. The Depositary will establish an account with respect to the Shares for purposes of the Offer at the Book-Entry Transfer Facility within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of the Shares by causing such facility to transfer Shares into the Depositary's account in accordance with the Book-Entry Transfer Facility's procedures for transfer. Although delivery of Shares may be effected through a book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, either (i) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) with any required signature guarantees and any other required documents must, in any case, be transmitted to and received by the Depositary at its address set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or (ii) the guaranteed delivery procedure described below must be followed. DELIVERY OF DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     UNITED STATES FEDERAL INCOME TAX BACKUP WITHHOLDING. Under the United States federal income tax backup withholding rules, unless an exemption applies under the applicable law and regulations, 31% of the gross proceeds payable to a stockholder or other payee pursuant to the Offer must be withheld and remitted to the United States Internal Revenue Service ("IRS"), unless the stockholder or other payee provides its taxpayer identification number (employer identification number or social security number) to the Depositary (as payor) and certifies under penalties of perjury that such number is correct. Therefore, each tendering stockholder should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding, unless such stockholder otherwise establishes to the satisfaction of the Depositary that it is not subject to backup withholding. If the Depositary is not provided with the correct taxpayer identification number, the United States Holder (as defined in Section 13 herein) also may be subject to a penalty imposed by the IRS. If withholding results in an overpayment of taxes, a refund may be obtained. Certain "exempt recipients" (including, among others, all corporations and certain Non-United States Holders (as defined in Section 13 herein)) are not subject to these backup withholding and information reporting requirements. In order for a Non-United States Holder to qualify as an exempt recipient, that stockholder must submit an IRS Form W-8 or a Substitute Form W-8, signed under penalties of perjury, attesting to that stockholder's exempt status. Such statements can be obtained from the Depositary. See Instruction 13 of the Letter of Transmittal.

     TO PREVENT UNITED STATES FEDERAL INCOME TAX BACKUP WITHHOLDING EQUAL TO 31% OF THE GROSS PAYMENTS MADE TO STOCKHOLDERS FOR SHARES PURCHASED PURSUANT TO THE OFFER, EACH STOCKHOLDER WHO DOES NOT OTHERWISE ESTABLISH AN EXEMPTION FROM SUCH BACKUP WITHHOLDING MUST PROVIDE THE DEPOSITARY WITH THE STOCKHOLDER'S CORRECT TAXPAYER IDENTIFICATION NUMBER AND PROVIDE CERTAIN OTHER INFORMATION BY COMPLETING THE SUBSTITUTE FORM W-9 INCLUDED AS PART OF THE LETTER OF TRANSMITTAL.

     For a discussion of certain United States federal income tax consequences to tendering stockholders, see Section 13.

     WITHHOLDING FOR NON-UNITED STATES HOLDERS. Even if a Non-United States Holder has provided the required certification to avoid backup withholding, the Depositary will withhold United States federal income taxes equal to 30% of the gross payments payable to a Non-United States Holder or his agent unless the

Depositary determines that a reduced rate of withholding is available pursuant to a tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business within the United States. In order to obtain a reduced rate of withholding pursuant to a tax treaty, a Non-United States Holder must deliver to the Depositary before the payment a properly completed and executed IRS Form 1001. In order to obtain an exemption from withholding on the grounds that the gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business within the United States, a Non-United States Holder must deliver to the Depositary a properly completed and executed IRS Form 4224. The Depositary will determine a stockholder's status as a Non-United States Holder and eligibility for a reduced rate of, or exemption from, withholding by reference to any outstanding certificates or statements concerning eligibility for a reduced rate of, or exemption from, withholding (e.g., IRS Form 1001 or IRS Form 4224) unless facts and circumstances indicate that such reliance is not warranted. A Non-United States Holder may be eligible to obtain a refund of all or a portion of any tax withheld if such Non-United States Holder meets the "complete termination," "substantially disproportionate" or "not essentially equivalent to a dividend" test described in Section 13 or is otherwise able to establish that no tax or a reduced amount of tax is due. Backup withholding generally will not apply to amounts subject to the 30% or a treaty-reduced rate of withholding. Non-United States Holders are urged to consult their own tax advisors regarding the application of United States federal income tax withholding, including eligibility for a withholding tax reduction or exemption, and the refund procedure. See Instruction 13 of the Letter of Transmittal.

     GUARANTEED DELIVERY. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder's Share certificates cannot be delivered to the Depositary prior to the Expiration Date (or the procedures for book-entry transfer cannot be completed on a timely basis) or if time will not permit all required documents to reach the Depositary prior to the Expiration Date, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

     (a) such tender is made by or through an Eligible Institution;

     (b) the Depositary receives by hand, mail, overnight carrier, telegram or facsimile transmission, prior to the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form the Company has provided with this Offer to Purchase (specifying the price at which the Shares are being tendered), including (where required) a signature guarantee by an Eligible Institution; and

     (c) the certificates for all tendered Shares, in proper form for transfer (or confirmation of book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) and any required signature guarantees or other documents required by the Letter of Transmittal, are received by the Depositary within three NYSE trading days after the date of receipt by the Depositary of such Notice of Guaranteed Delivery.

     RETURN OF TENDERED SHARES. If any tendered Shares are not purchased, or if less than all Shares evidenced by a stockholder's certificates are tendered, certificates for unpurchased Shares will be returned as promptly as practicable after the expiration or termination of the Offer or, in the case of Shares tendered by book-entry transfer at the Book-Entry Transfer Facility, such Shares will be credited to the appropriate account maintained by the tendering stockholder at the Book-Entry Transfer Facility, in each case without expense to such stockholder.

     DIVIDEND REINVESTMENT PLAN. The Company does not have a Dividend Reinvestment Plan.

     COMPANY STOCK OPTION PLANS. The Company is not offering, as part of the Offer, to purchase any of the Options ("Options") outstanding under the Company's Incentive Stock Plan and tenders of such Options will not be accepted. Holders of Options who wish to participate in the Offer may either (i) comply with the procedures for guaranteed delivery set forth under "Guaranteed Delivery" above without having to exercise their Options (pursuant to their terms) until after the results of the Offer are known (provided, however, that an Option holder will not be required to make the requisite tender through an Eligible Institution and may personally execute and deliver the Notice of Guaranteed Delivery) or (ii) exercise their Options (pursuant to their terms) and purchase Shares of the Company's common stock and then tender such Shares pursuant to the Offer, provided that, in the case of either (i) or
(ii), any such exercise of an Option and tender of Shares is in accordance with the terms of the Incentive Stock Plan and the Options. In no event are any Options to be delivered to the Depositary in connection with a tender of Shares hereunder. An exercise of an Option cannot be revoked even if Shares received upon the exercise thereof and tendered in the Offer are not purchased in the Offer for any reason.

     COMPANY 401K PLAN. Participants in the Company's Savings Investment Plan cannot tender shares owned under the Savings Investment Plan. Presently, the Savings Investment Plan prohibits participants from tendering shares owned under the Savings Investment Plan in the case of a tender offer by the Company.

     DETERMINATION OF VALIDITY; REJECTION OF SHARES; WAIVER OF DEFECTS; NO OBLIGATION TO GIVE NOTICE OF DEFECTS. All questions as to the number of Shares to be accepted, the price to be paid for Shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Company, in its sole discretion, and its determination shall be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders of any Shares that it determines are not in proper form or the acceptance for payment of or payment for which may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender with respect to any particular Shares or any particular stockholder and the Company's interpretation of the terms of the Offer will be final and binding on all parties. No tender of Shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering stockholder to the satisfaction of the Company or waived by the Company. None of the Company, the Dealer Manager, the Depositary, the Information Agent or any other person shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give any such notice.

     TENDERING STOCKHOLDER'S REPRESENTATION AND WARRANTY; COMPANY'S ACCEPTANCE CONSTITUTES AN AGREEMENT. A tender of Shares pursuant to any of the procedures described above will constitute the tendering stockholder's acceptance of the terms and conditions of the Offer, as well as the tendering stockholder's representation and warranty to the Company that (a) such stockholder has a net long position in the Shares being tendered within the meaning of Rule 14e-4 promulgated by the Commission under the Exchange Act and (b) the tender of such Shares complies with Rule 14e-4. It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender Shares for such person's own account unless, at the time of tender and at the end of the proration period or period during which Shares are accepted by lot (including any extensions thereof), the person so tendering (i) has a net long position equal to or greater than the amount of
(x) Shares tendered or (y) other securities convertible into or exchangeable or exercisable for the Shares tendered and will acquire such Shares for tender by conversion, exchange or exercise and (ii) will deliver or cause to be delivered such Shares in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. The Company's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and the Company upon the terms and conditions of the Offer.

     LOST OR DESTROYED CERTIFICATES. Stockholders whose certificates for their shares have been lost, stolen, misplaced or destroyed must contact the Depositary at (800) 446-2617 for instructions as to documents which will be required to be submitted together with the Letter of Transmittal in order to replace certificate(s) representing the shares. SUCH STOCKHOLDERS ARE ADVISED TO CONTACT THE DEPOSITARY IMMEDIATELY TO PERMIT TIMELY PROCESSING OF SUCH DOCUMENTATION.

4. WITHDRAWAL RIGHTS.

     Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Company pursuant to the Offer, may also be withdrawn at any time after 12:00 Midnight, New York City time, on Monday, December 14, 1998.

     For a withdrawal to be effective, a notice of withdrawal must be in written, telegraphic or facsimile transmission form and must be received in a timely manner by the Depositary at its address set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the tendering stockholder, the name of the registered holder, if different from that of the person who tendered such Shares, the number of Shares tendered and the number of Shares to be withdrawn. If the certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates for Shares to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of Shares tendered by an Eligible Institution). If Shares have been tendered pursuant to the procedure for book-entry tender set forth in Section 3, the notice of withdrawal also must specify the name and the number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the procedures of such facility. None of the Company, the Dealer Manager, the Depositary, the Information Agent or any other person shall be obligated to give notice of any defects or irregularities in any notice of withdrawal nor shall any of them incur liability for failure to give any such notice. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding.

     Withdrawals may not be rescinded and any Shares withdrawn will thereafter be deemed not properly tendered for purposes of the Offer unless such withdrawn Shares are properly retendered prior to the Expiration Date by again following one of the procedures described in Section 3.

     If the Company extends the Offer, is delayed in its purchase of Shares or is unable to purchase Shares pursuant to the Offer for any reason, then, without prejudice to the Company's rights under the Offer, the Depositary may, subject to applicable law, retain tendered Shares on behalf of the Company, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in this Section 4.

5. PURCHASE OF SHARES AND PAYMENT OF PURCHASE PRICE.

     Upon the terms and subject to the conditions of the Offer, as promptly as practicable following the Expiration Date, the Company (i) will determine the Purchase Price it will pay for the Shares properly tendered and not withdrawn prior to the Expiration Date, taking into account the number of Shares so tendered and the prices specified by tendering stockholders, and (ii) will accept for payment and pay for (and thereby purchase) Shares properly tendered at prices at or below the Purchase Price and not withdrawn prior to the Expiration Date. For purposes of the Offer, the Company will be deemed to have accepted for payment (and therefore purchased) Shares that are properly tendered at or below the Purchase Price and not withdrawn (subject to the proration provisions of the Offer) only when, as and if it gives oral or written notice to the Depositary of its acceptance of such Shares for payment pursuant to the Offer.

     Upon the terms and subject to the conditions of the Offer, promptly following the Expiration Date the Company will accept for payment and pay a single per Share Purchase Price for 5,000,000 Shares (subject to increase or decrease as provided in Section 14) or such lesser number of Shares as are properly tendered at prices not in excess of $16.00 nor less than $14.00 per Share and not withdrawn as permitted in Section 4.

     The Company will pay for Shares purchased pursuant to the Offer by depositing the aggregate Purchase Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Company and transmitting payment to the tendering stockholders.

     In the event of proration, the Company will determine the proration factor and pay for those tendered Shares accepted for payment as soon as practicable after the Expiration Date; however, the Company does not expect to be able to announce the final results of any proration and commence payment for Shares purchased until approximately five NYSE trading days after the Expiration Date. Certificates for all Shares tendered and not purchased, including all Shares tendered at prices in excess of the Purchase Price and Shares not purchased due to proration, will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to the account maintained with the applicable Book-Entry Transfer Facility by the participant therein who so delivered such Shares) to the tendering stockholder at the Company's expense as promptly as practicable after the Expiration Date without expense to the tendering stockholders. Under no circumstances will interest on the Purchase Price be paid by the Company by reason of any delay in making payment. In addition, if certain events occur, the Company may not be obligated to purchase Shares pursuant to the Offer. See Section 6.

     The Company will pay all stock transfer taxes, if any, payable on the transfer to it of Shares purchased pursuant to the Offer. If, however, payment of the Purchase Price is to be made to, or (in the circumstances permitted by the Offer) if unpurchased Shares are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or such other person), payable on account of the transfer to such person will be deducted from the Purchase Price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption therefrom, is submitted. See Instruction 7 of the Letter of Transmittal.

     ANY TENDERING STOCKHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE FULLY, SIGN AND RETURN TO THE DEPOSITARY THE SUBSTITUTE FORM W-9 INCLUDED WITH THE LETTER OF TRANSMITTAL MAY BE SUBJECT TO REQUIRED FEDERAL INCOME TAX BACKUP WITHHOLDING OF 31% OF THE GROSS PROCEEDS PAID TO SUCH STOCKHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER. SEE SECTION 3. ALSO SEE SECTION 3 REGARDING UNITED STATES FEDERAL INCOME TAX CONSEQUENCES FOR NON-UNITED STATES HOLDERS.

6. CERTAIN CONDITIONS OF THE OFFER.

     Notwithstanding any other provision of the Offer, the Company shall not be required to accept for payment, purchase or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for Shares tendered, subject to Rule 13e-4(f) under the Exchange Act, if at any time on or after October 16, 1998 and prior to the time of payment for Shares tendered any of the following events shall have occurred (or shall have been determined by the Company to have occurred) that, in the Company's sole judgment in any such case and regardless of the circumstances giving rise thereto (including any action or omission to act by the Company), makes it inadvisable to proceed with the Offer or with such acceptance for payment:

     (a) there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly (i) challenges the making of the Offer, the acquisition of some or all of the Shares pursuant to the Offer or otherwise relates in any manner to the Offer, or (ii) in the Company's sole judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries or materially impair the contemplated benefits of the Offer to the Company;

     (b) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Company or any of its subsidiaries, by any court or any authority, agency or tribunal that, in the Company's sole judgment, would or might directly or indirectly (i) make the acceptance for payment of, or payment for, some or all of the Shares illegal or otherwise restrict or prohibit consummation of the Offer, (ii) delay or restrict the ability of the Company, or render the Company unable, to accept for payment or pay for some or all of the Shares, (iii) materially impair the contemplated benefits of the Offer to the Company or (iv) materially and adversely affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries;

     (c) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, (iv) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event that, in the Company's reasonable judgment, might affect, the extension of credit by banks or other lending institutions in the United States, (v) any significant decrease in the market price of the Shares, (vi) any change in the general political, market, economic or financial conditions in the United States or abroad that could, in the sole judgment of the Company, have a material adverse effect on the Company's business, operations or prospects or the trading in the Shares, (vii) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof, (viii) any decline in either the Dow Jones Industrial Average (8299 at the close of business on October 15, 1998) or the Standard and Poor's Index of 500 Industrial Companies (1047.5 at the close of business on October 15, 1998) by an amount in excess of 10% measured from the close of business on October 15, 1998; or (ix) any default under the Company's credit facility that would prevent the Company from borrowing the funds necessary for the Offer;

     (d) a tender or exchange offer for any or all of the Shares (other than the Offer), or any merger, business combination or other similar transaction with or involving the Company or any subsidiary, shall have been proposed, announced or made by any person;

     (e) (i) any entity, "group" (as that term is used in Section 13(d)(3) of the Exchange Act) or person shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding Shares (other than any such person, entity or group who has filed a Schedule 13D or Schedule 13G with the Commission on or before October 15, 1998), (ii) any such entity, group or person who has filed a Schedule 13D or Schedule 13G with the Commission on or before October 15, 1998 shall have acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding Shares or (iii) any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or made a public announcement reflecting an intent to acquire the Company or any of its subsidiaries or any of their respective assets or securities other than in connection with a transaction authorized by the Board of Directors of the Company;

     (f) any change or changes shall have occurred or are threatened in the business, financial condition, assets, income, operations, prospects or stock ownership of the Company or its subsidiaries that, in the Company's sole judgment, is or may be material to the Company or its subsidiaries; or

     (g) the Offer would, if consummated, result in the delisting of the Shares from the NYSE.

     The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances (including any action or inaction by the Company) giving rise to any such condition, and may be waived by the Company, in whole or in part, at any time and from time to time in its sole discretion. The Company's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Company concerning the events described above will be final and binding.

7. PRICE RANGE OF SHARES; DIVIDENDS.

     The Shares are listed and traded on the NYSE. The Company has not paid dividends on the Shares. The following table sets forth, for the fiscal quarters indicated, the high and low closing per Share sales prices on the NYSE Composite Tape as compiled from published financial sources per Share in each such fiscal quarters:

                                     PERIODS                       HIGH          LOW
                                     -------                       ----          ---
Fiscal 1996-97  Second Quarter (February 1 - March 31, 1997)*....  12 3/8        10 1/4
                                                                   14 3/4        9 3/4
                Third Quarter (April 1 - June 30, 1997)..........
                                                                   20 5/8        15
                Fourth Quarter (July 1 - September 30, 1997).....
Fiscal 1997-98  First Quarter (October 1 - December 31, 1997)....  19 11/16      15 13/16
                                                                   20 15/16      15 15/16
                Second Quarter (January 1 - March 31, 1998)......
                                                                   21 11/16      18 7/8
                Third Quarter (April 1 - June 30, 1998)..........
                                                                   21 1/4        14
                Fourth Quarter (July 1 - September 30, 1998).....

-------------------------
* Prior to February 1, 1997, the Shares were not publicly traded.

     On October 15, 1998, the last full trading day on the NYSE prior to the announcement and commencement of the Offer, the closing price per Share sales price on the NYSE Composite Tape was $13.9375. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

8. SOURCE AND AMOUNT OF FUNDS.

     Assuming the Company purchases 5,000,000 Shares pursuant to the Offer at a purchase price of $16.00 per Share, the Company expects the maximum aggregate cost, including all fees and expenses applicable to the Offer, to be approximately $81.5 million. It is anticipated that the Company will fund the purchase of Shares pursuant to the Offer and the payment of related fees and expenses from borrowings by the Company under its revolving credit facility and cash from operations.

     On January 31, 1997 the Company entered into a three year, $50 million revolving credit facility (the "Credit Agreement"), among the Company, the lenders named therein (the "Banks") and The First National Bank of Chicago, as agent (the "Agent"). The Credit Agreement was amended on October 16, 1998 to increase the amount capable of being borrowed to $100 million. Borrowings under the Credit Agreement by the Company bear interest at a rate per annum equal to, at the Company's option, either a (i) variable interest rate charged at LIBOR plus the applicable margin rate of 0.60% plus 0.10% if the facility is 50% or more utilized or (ii) the maximum of the federal funds rate plus the applicable margin rate of 0.50% or the prime rate plus 0.10% if the facility is 50% or more utilized. In respect of borrowings, an unused commitment fee of 0.175% is payable to the Banks quarterly in arrears. Borrowings under the Credit Agreement are unsecured and mature on January 31, 2000. The Credit Agreement also contains certain representations and warranties, covenants and conditions customary to credit facilities of this nature. As of the date hereof, there are no unpaid borrowings under the Credit Agreement.

     The Company currently anticipates that any borrowings under the Credit Agreement will be repaid out of operating cash flows or a refinancing of the Company's borrowings under the Credit Agreement.

     The preceding description of the Credit Agreement is qualified in its entirety by reference to the text of the Credit Agreement and Amendment thereto, which are incorporated by reference as exhibits to the Issuer Tender Offer Statement on Schedule 13E-4 (the "Schedule 13E-4") of which this Offer to Purchase forms a part. A copy of the Schedule 13E-4 may be obtained from the Commission in the manner provided in Section 9 under the heading "Certain Information Concerning the Company -- General."

9. CERTAIN INFORMATION CONCERNING THE COMPANY.

GENERAL

     The Company, a Missouri corporation organized on October 23, 1996, whose principal executive office is located at 800 Market Street, St. Louis, MO 63101, is primarily engaged, directly and through its subsidiaries, in the manufacturing, distribution and marketing of store brand ready-to-eat and hot cereal products, store brand crackers and cookies and store brand and branded snack nuts. The Company's products are primarily sold in the United States and Canada. On September 10, 1998, the Company completed the sale of its Beech-Nut Baby Food business for $68 million in cash. Most of the proceeds were used to repay borrowings incurred when the Company acquired Sugar Kake Cookie Inc. on August 25, 1998 (a store brand cookie company with sales of approximately $28 million) and Nutcracker Brands, Inc. on September 8, 1998 (a store brand and branded snack nut company with sales of approximately $42 million). Previously, on April 23, 1998, the Company acquired Flavor House Products, Inc. a store brand and branded snack nut company with sales of approximately $62 million.

     The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports and other information with the Commission relating to its business, financial condition and other matters. Information, as of particular dates, concerning the Company's directors and officers, their remuneration, options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Company's stockholders and filed with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 2120, Washington D.C. 20549; at its regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and 7 World Trade Center, New York, New York 10048. Copies of such material may also be obtained by mail, upon payment of the Commission's customary charges, from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. The Commission also maintains a Web site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Such reports, proxy statements and other information concerning the Company also can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005, on which the Shares are listed. In addition, the Company will furnish without charge to each person to whom this Offer is delivered a copy of the Company's Form 10-K as of September 30, 1997 upon request to Ralcorp Holdings, Inc., 800 Market Street, Suite 2900, St. Louis, Missouri 63101.

CERTAIN FINANCIAL INFORMATION

             SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

     Set forth below is certain summary historical consolidated financial information of the Company and its subsidiaries. The historical financial information (other than the ratios of earnings to fixed charges) was derived from the audited consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended September 30, 1997 (the "Company's 1997 Annual Report"), and from the unaudited summary consolidated financial statements included in the Company's Quarterly Reports on Form 10-Q for the quarters ended June 30, 1998 and 1997 (the "Company's Quarterly Reports"), and other information and data contained in the Company's 1997 Annual Report and the Company's Quarterly Reports. More comprehensive financial information is included in such reports and the financial information which follows is qualified in its entirety by reference to such reports and all of the financial statements and related notes contained therein, copies of which may be obtained as set forth above in Section 9 under the heading "Certain Information Concerning the Company -- General."

                                                                UNAUDITED
                                                            ------------------
                                                            NINE MONTHS ENDED            YEAR ENDED
                                                                 JUNE 30,              SEPTEMBER 30,
                                                            ------------------      --------------------
                                                             1998       1997         1997         1996
                                                            -------     ----         ----         ----
                                                                   (IN MILLIONS, EXCEPT PER SHARE
                                                                        AMOUNTS AND RATIOS)
STATEMENT OF EARNINGS:
  Net sales.............................................    $427.6     $595.0       $739.7      $1,027.4
  Gross profit..........................................     149.7      266.6        314.5         490.6
  Net earnings (loss)...................................      28.5      526.6(a)     531.5(b)      (46.8)(c)
  Net earnings (loss) per share:
     Basic..............................................       .87      15.98        16.11         (1.42)
     Diluted............................................       .86      15.86(a)     16.01(b)      (1.40)(c)
  Ratio of earnings to fixed charges(d).................      54.3       58.7         59.4            --
  Deficiency of earnings available to cover fixed
     charges............................................                                        $   16.8
BALANCE SHEET (at period date):
  Working capital.......................................    $ 70.6     $ 67.4       $ 64.9      $   90.6
  Total assets..........................................     411.7      412.5        400.3         627.1
  Total assets less goodwill related to acquisitions....     372.9      388.5        377.6         598.0
  Total indebtedness....................................      10.7       14.4           --         378.4
  Shareholders' equity..................................     307.0      281.4        286.7         107.4
  Book Value per Share(e)...............................      9.45       8.53         8.69          3.26
WEIGHTED AVERAGE SHARES OUTSTANDING (DURING PERIOD):
  Basic.................................................      32.8       33.0         33.0          33.0
  Diluted...............................................      33.2       33.2         33.2          33.4
ACTUAL SHARES OUTSTANDING (AT PERIOD DATE)..............      32.5       33.0         33.0          32.9

Notes to Summary Historical Consolidated Financial Information

(a) Included in Net earnings (loss) for the nine months ended June 30, 1997 are two separate restructuring charges totaling $14.5 million, after tax, or $.44 per diluted share. In addition, the nine month period ended June 30, 1997 includes a one-time tax-free gain on the sale of the Company's branded cereal and snack mix businesses of $516.5 million or $15.56 per diluted share. Therefore, excluding these nonrecurring items, net earnings and net earnings per diluted share for the nine months ended June 30, 1997 would have been $24.6 million and $.74, respectively.

(b) Included in Net earnings (loss) for the year ended September 30, 1997 are restructuring charges totaling $12.4 million, after tax, or $.37 per diluted share and a one-time tax-free gain on the sale of the Company's branded cereal and snack mix businesses of $515.4 million or $15.52 per diluted share. Therefore, excluding these nonrecurring items, net earnings and net earnings per diluted share for the year ended September 30, 1997 would have been $28.5 million and $.86, respectively.

(c) Included in Net earnings (loss) for the year ended September 30, 1996 is an asset impairment charge related to the Company's private label cereal business of $68.8 million, after tax, or $2.06 per diluted share. In addition, the year ended September 30, 1996 includes a restructuring charge of $10.4 million, after tax, or $.31 per diluted share. Therefore, excluding these charges, net earnings and net earnings per diluted share for the year ended September 30, 1996 would have been $32.4 million and $.97, respectively.

(d) For purposes of calculating the ratio of earnings to fixed charges, "earnings" consists of earnings before equity earnings related to the Company's interest in Vail Resorts, Inc., taxes on earnings, capitalized interest and "fixed charges". "Fixed charges" consists of interest expense and estimated interest components of rental expense.

(e) Book value per share outstanding is calculated as total shareholders' equity divided by the number of actual shares outstanding at the end of the appropriate period.

                          SUMMARY UNAUDITED PRO FORMA
                         COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma combined financial information of the Company gives effect to (i) the sale of the Company's Branded Business to General Mills, Inc. effective January 31, 1997, the sale of the Company's Resort Operations to Vail Resorts, Inc. effective January 3, 1997 and the sale of the Company's Branded Baby Food Business to The Milnot Company effective September 10, 1998 (collectively the "Sold Businesses") and (ii) as further adjusted to give effect to the assumed purchase pursuant to the Offer of 5,000,000 Shares at a $14.00 price per share and a $16.00 price per share, as if the applicable transactions had occurred on October 1, 1997 and 1996, with respect to statement of earnings data and on June 30, 1998 and September 30, 1997 with respect to balance sheet data. The pro forma adjustments relating to the Sold Businesses, are further described in the "Unaudited Pro Forma Combined Financial Information" section of the Company's quarterly report filed on Form 10-Q for the quarter ended June 30, 1998. As described in the Form 10-Q, pro forma adjustments related to the Sold Businesses have been made to adjust the Company's Consolidated Statements of Earnings for the nine months ended June 30, 1998 and year ended September 30, 1997 and the Consolidated Balance Sheet at June 30, 1998, as applicable. Those pro forma adjustments related to the Offer are further described in the accompanying Notes to Summary Unaudited Pro Forma Combined Financial Information. The Summary Unaudited Pro Forma Combined Financial Information should be read in conjunction with the Summary Historical Consolidated Financial Information and does not purport to be indicative of the results that would actually have been obtained had the purchase of the Shares pursuant to the Offer been completed at the dates indicated or that may be obtained in the future.

                                        NINE MONTHS ENDED                                  YEAR ENDED
                                          JUNE 30, 1998                                SEPTEMBER 30, 1997
                          ---------------------------------------------   ---------------------------------------------
                                          PRO FORMA FOR   PRO FORMA FOR                   PRO FORMA FOR   PRO FORMA FOR
                                              SOLD            SOLD                            SOLD            SOLD
                          PRO FORMA FOR    BUSINESSES      BUSINESSES     PRO FORMA FOR    BUSINESSES      BUSINESSES
                              SOLD          AND OFFER       AND OFFER         SOLD          AND OFFER       AND OFFER
                           BUSINESSES       AT $14.00       AT $16.00      BUSINESSES       AT $14.00       AT $16.00
                          -------------   -------------   -------------   -------------   -------------   -------------
                                               (IN MILLIONS, EXCEPT PER SHARE AMOUNTS AND RATIOS)
STATEMENT OF EARNINGS:
  Net sales..............    $330.7          $330.7          $330.7          $383.1          $383.1          $383.1
  Gross profit...........     102.6           102.6           102.6           106.8           106.8           106.8
  Net earnings...........      29.4            27.2            26.8             8.1             5.3             4.9
  Net earnings per share:
    Basic................       .90             .98             .96             .25             .19             .18
    Diluted..............       .89             .96             .95             .24             .19             .17
  Ratio of earnings to
    fixed charges........      67.8             8.5             7.5             7.9             1.3             1.1
WEIGHTED AVERAGE SHARES
  OUTSTANDING (DURING
  PERIOD):
  Basic..................      32.8            27.8            27.8            33.0            28.0            28.0
  Diluted................      33.2            28.2            28.2            33.2            28.2            28.2

                                          JUNE 30, 1998
                          ---------------------------------------------
                                          PRO FORMA FOR   PRO FORMA FOR                SEPTEMBER 30, 1997
                                              SOLD            SOLD        ---------------------------------------------
                          PRO FORMA FOR    BUSINESSES      BUSINESSES                     PRO FORMA FOR   PRO FORMA FOR
                              SOLD          AND OFFER       AND OFFER      HISTORICAL         OFFER           OFFER
                           BUSINESSES       AT $14.00       AT $16.00       (AUDITED)       AT $14.00       AT $16.00
                          -------------   -------------   -------------    ----------     -------------   -------------
BALANCE SHEET:
  Working capital........    $ 95.1          $ 95.1          $ 95.1          $ 64.9          $ 64.9          $ 64.9
  Total assets...........     417.2           417.2           417.2           400.3           400.3           400.3
  Total assets less
    goodwill related to
    acquisitions.........     378.4           378.4           378.4           377.6           377.6           377.6
  Total indebtedness.....      10.7            82.2            92.2              --            71.5            81.5
  Shareholders' equity...     317.3           245.8           235.8           286.7           215.2           205.2
  Book Value per Share...      9.76            8.94            8.57            8.69            7.69            7.33
ACTUAL SHARES OUTSTANDING
  (AT PERIOD DATE).......      32.5            27.5            27.5            33.0            28.0            28.0

Notes to Summary Unaudited Pro Forma Combined Financial Information

     The pro forma adjustment assumptions made to adjust historical financial information for the effects of the Sold Businesses transactions are discussed in detail in the "Unaudited Pro Forma Combined Financial Information" section of the Company's quarterly report filed on Form 10-Q for the quarter ended June 30, 1998. The following notes describe the pro forma adjustments relating to the Offer.

(1) Assumes that the Company acquires 5,000,000 Shares pursuant to the Offer at per share prices of $14.00 and $16.00. Based on these per share prices, the total costs to the Company would be $71.5 million and $81.5 million, respectively, including an estimated $1.5 million of transaction costs required to effect the Offer. Assumed costs have been included in the appropriate unaudited pro forma summary balance sheet information column as additional indebtedness with a corresponding adjustment to Shareholders' equity.

(2) Net earnings data has been adjusted to reflect the net interest expense related to the additional indebtedness referred to in Note (1).

(3) The initial column of the balance sheet data as of September 30, 1997, representing a summary of the Company's historical consolidated financial position at that date, has been adjusted to reflect increases in indebtedness and declines in shareholders' equity as a result of the Offer.

(4) Pro forma weighted average shares outstanding are adjusted to reflect the acquisition of shares by the Company pursuant to the Offer.

(5) For purposes of calculating the ratio of earnings to fixed charges, "earnings" consists of earnings before equity earnings related to the Company's interest in Vail Resorts, Inc., taxes on earnings, capitalized interest and "fixed charges". "Fixed charges" consists of interest expense and estimated interest components of rental expense.

(6) Book value per share outstanding is calculated as total shareholders' equity divided by the number of actual shares outstanding at the end of the appropriate period.

10. INTEREST OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING SHARES.

     As of October 15, 1998, the Company had issued and outstanding 31,711,317 Shares and had reserved 2,891,924 Shares for the granting of stock based awards, including the issuance of Shares upon exercise of outstanding Options. The 5,000,000 Shares that the Company is offering to purchase represent approximately 15.8% of the Shares then outstanding (approximately 15.8% assuming exercise of outstanding exercisable Options). As of October 15, 1998, the Company's directors and executive officers as a group (11 persons) beneficially owned an aggregate of 1,394,387 Shares representing approximately 4.4% of the outstanding Shares, assuming the exercise by such persons of their currently exercisable Options, including Shares allocated to the accounts of such persons under the Company's Savings Investment Plan. Each of the Company's executive officers and directors has advised the Company that he or she does not intend to tender any Shares pursuant to the Offer although certain executive officers and directors have an interest in Shares held by the trustee of the Savings Investment Plan and the trustee will be making an independent decision whether or not to tender any such Shares. If the Company purchases 5,000,000 Shares pursuant to the Offer, and neither executive officers or directors nor the trustee of the Savings Investment Plan tender Shares pursuant to the Offer, then after the purchase of Shares pursuant to the Offer, the Company's executive officers and directors as a group would own beneficially approximately 5.2% of the outstanding Shares immediately after the Offer, assuming the exercise by such persons of their currently exercisable Options, and including all Shares allocated to the accounts of such persons under the Company's Savings Investment Plan.

     Except as set forth in Schedule A, based on the Company's records and on information provided to the Company by its directors, executive officers and subsidiaries, neither the Company nor any subsidiary of the Company nor, to the best of the Company's knowledge, any of the directors or executive officers of the

Company or any of its subsidiaries, nor any associates or subsidiaries of any of the foregoing, has effected any transactions involving the Shares during the 40 business days prior to the date hereof.

     Except as otherwise described herein, neither the Company nor, to the best of the Company's knowledge, any of its affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any securities of the Company including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

     On December 18, 1996, the Board of Directors of the Company declared a dividend distribution of one Common Stock Purchase Right (the "Rights") for each outstanding share of Common Stock, par value $0.01 per share (the "Common Stock"), of the Company (other than shares held in the Company's treasury). The dividend distribution was paid on January 31, 1997 to the stockholders of record at the close of business on January 31, 1997. Except as set forth below, each Right entitles the registered holder to purchase from the Company one share of Common Stock at a price of $30 per share, subject to adjustment (the "Rights Purchase Price"). The description and terms of the Rights are set forth in a Shareholder Protection Rights Agreement (the "Rights Agreement") between the Company and First Chicago Trust Company of New York, as Rights Agent (the "Rights Agent").

     Until the earlier of (i) the close of business on the tenth business day following the public announcement or the date that a person or group of affiliated or associated persons (other than the Company, any subsidiary of the Company or any employee benefit plan of the Company) (an "Acquiring Person") has acquired, or obtained the right to acquire, 20% or more of the outstanding shares of Common Stock of the Company without the prior express written consent of the Company executed on behalf of the Company by a duly authorized officer of the Company following express approval by action of at least a majority of the members of the Board of Directors then in office (the "Stock Acquisition Date"), or (ii) the close of business on the tenth business day (or such later date as determined by the Board of Directors but not later than the Stock Acquisition
Date) following the commencement of a tender offer or exchange offer, without the prior written consent of the Company, by a person (other than the Company, any subsidiary of the Company or any employee benefit plan of the Company) which, upon consummation, would result in such party's control of 20% or more of the Company's voting stock (the earlier of the dates in clause (i) or (ii) above being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Company's Common Stock certificates outstanding as of January 31, 1997 (other than shares held in the Company's treasury), by such Common Stock certificates. The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Company's Common Stock. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), new Common Stock certificates issued after January 31, 1997, upon transfer, new issuance or issuance from the Company's treasury of the Company's Common Stock, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the surrender for transfer of any of the Company's Common Stock certificates outstanding as of January 31, 1997 will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Company's Common Stock as of the close of business on the Distribution Date and such separate certificates alone will then evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on January 31, 2007, unless earlier redeemed or exchanged by the Company, as described below.

     The Rights Purchase Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Common Stock, (ii) upon the issuance of Common Stock or rights to subscribe for shares of Common Stock or securities convertible into Common Stock at less than the then current market price of the Common Stock, or (iii) upon the distribution to holders of Common Stock of securities (other than those described in (ii) above), evidences of indebtedness or assets (excluding regular periodic cash dividends out of earnings or retained earnings).

     If any person or group (other than the Company, any subsidiary of the Company or any employee benefit plan of the Company) acquires 20% or more of the Company's outstanding voting stock without the prior written consent of the Board of Directors, each Right, except those held by such persons, would entitle each holder of a Right to acquire such number of shares of the Company's Common Stock as shall equal the result obtained by multiplying the then current Rights Purchase Price by the number of shares of Common Stock for which a Right is then exercisable and dividing that product by 50% of the then current per-share market price of Company Common Stock.

     If any person or group (other than the Company, any subsidiary of the Company or any employee benefit plan of the Company) acquires more than 20% but less than 50% of the outstanding Company Common Stock without prior written consent of the Board of Directors, each Right, except those held by such persons, may be exchanged by the Board of Directors for one share of Company Common Stock.

     If the Company were acquired in a merger or other business combination transaction where the Company is not the surviving corporation or where Company Common Stock is exchanged or changed or 50% or more of the Company's assets or earnings power is sold in one or several transactions without the prior written consent of the Board of Directors, each Right would entitle the holders thereof (except for the Acquiring Person) to receive such number of shares of the acquiring company's common stock as shall be equal to the result obtained by multiplying the then current Rights Purchase Price by the number of shares of Company Common Stock for which a Right is then exercisable and dividing that product by 50% of the then current market price per share of the common stock of the acquiring company on the date of such merger or other business combination transaction.

     With certain exceptions, no adjustment in the Rights Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Rights Purchase Price. No fractional shares will be issued. In lieu of fractional shares, an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

     The Rights can be redeemed by the Board of Directors for $.01 per Right at any time prior to the tenth business day following the Stock Acquisition Date (as defined above). Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights, the Company shall make announcement thereof, and the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

     The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including, but not limited to, an amendment to lower certain thresholds described above to not less than the greater of: (i) any percentage greater than the largest percentage of the Voting Power (as defined in the Rights Agreement) of the Company then known by the Company to be beneficially owned by any person or group of affiliated or associated persons (other than an excepted person); and (ii) 10%, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to a Registration Statement on Form 10 dated December 27, 1996. A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

11. EFFECTS OF THE OFFER ON THE MARKET FOR SHARES; REGISTRATION UNDER THE EXCHANGE ACT.

     The Company's purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise be traded publicly and may reduce the number of stockholders, thereby concentrating the voting power of the non-tendering stockholders. Nonetheless, the Company anticipates that there will be a sufficient number of Shares outstanding and publicly traded following consummation of the Offer to ensure a continued trading market for the Shares. Based upon published guidelines of the NYSE, the Company does not believe that its purchase of Shares pursuant to the Offer will cause the Company's remaining Shares to be delisted from the NYSE.

     The Shares are currently "margin securities" under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit to their customers using such Shares as collateral. The Company believes that, following the purchase of Shares pursuant to the Offer, the Shares will continue to be "margin securities" for purposes of the Federal Reserve Board's margin regulations.

     The Shares are registered under the Exchange Act, which requires, among other things, that the Company furnish certain information to its stockholders and the Commission and comply with the Commission's proxy rules in connection with meetings of the Company's stockholders. The Company believes that its purchase of Shares pursuant to the Offer will not result in the Shares becoming eligible for deregistration under the Exchange Act.

12. CERTAIN LEGAL MATTERS; REGULATORY APPROVALS.

     The Company is not aware of any license or regulatory permit that appears to be material to the Company's business that might be adversely affected by the Company's acquisition of Shares as contemplated herein or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Company as contemplated herein. Should any such approval or other action be required, the Company presently contemplates that such approval or other action will be sought. The Company is unable to predict whether it may determine that it is required to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offering pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to the Company's business. The Company's obligations under the Offer to accept for payment and pay for Shares is subject to certain conditions. See Section 6.

13. CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES.

     The following summary describes the principal United States federal income tax consequences of an exchange of Shares for cash pursuant to the Offer by United States Holders (as defined below). This summary is based upon the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), existing and proposed United States Treasury Regulations promulgated thereunder, rulings, administrative pronouncements and judicial decisions, changes to which could affect the tax consequences described herein and could be made on a retroactive basis.

     This summary discusses only Shares held as capital assets, within the meaning of Section 1221 of the Code, and does not address all of the tax consequences that may be relevant to particular stockholders in light of their personal circumstances, or to certain types of stockholders (such as certain financial institutions, dealers or traders in securities or commodities, insurance companies, tax-exempt organizations or persons who hold Shares as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for United States federal income tax purposes or that have a functional currency other than the United States dollar). For purposes of this summary, a "United States Holder" is a holder of Shares that for United States federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or any State or division thereof (including the District of Columbia), (iii) an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust (a) the administration over which a United States court can exercise primary supervision and (b) all of the substantial decisions of which one or more United States persons have the authority to control. Notwithstanding the preceding sentence, to the extent provided in United States Treasury Regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to such date, that elect to continue to be treated as United States persons will also be United States Holders. A "Non-United States Holder" is a holder of Shares other than a United States Holder. Non-United States Holders who are not subject to United States federal income tax on a net basis should see Section 3 for a discussion of the applicable United States withholding rules and the potential for obtaining a refund of all or a portion of the tax withheld. This summary may not be applicable with respect to Shares acquired as compensation (including Shares acquired upon the exercise of stock options or which were or are subject to forfeiture restrictions). This summary also does not address the state, local or foreign tax consequences of participating in the Offer.

     EACH HOLDER OF SHARES SHOULD CONSULT SUCH HOLDER'S TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO SUCH HOLDER OF PARTICIPATION IN THE OFFER.

CONSEQUENCES TO TENDERING STOCKHOLDERS OF THE EXCHANGE OF SHARES FOR CASH PURSUANT TO THE OFFER.

     An exchange of Shares for cash in the Offer by a United States Holder will be a taxable transaction for United States federal income tax purposes. As a consequence of the exchange, the United States Holder will, depending on such holder's particular circumstances, be treated either as having sold such holder's Shares or as having received a dividend distribution from the Company with the tax consequences described below.

     Under Section 302 of the Code, a United States Holder whose Shares are exchanged pursuant to the Offer will be treated as having sold such holder's Shares, and thus will recognize gain or loss if the exchange (i) results in a "complete termination" of all of such holder's equity interest in the Company,
(ii) is a "substantially disproportionate" redemption with respect to such holder or (iii) is "not essentially equivalent to a dividend" with respect to the holder, each as discussed below. In applying each of the Section 302 tests, a United States Holder will be treated as owning Shares actually or constructively owned by certain related individuals and entities.

     A United States Holder that exchanges all Shares actually and constructively owned by such holder for cash pursuant to the Offer will be treated as having completely terminated such holder's equity interest in the Company. An exchange of Shares for cash will be "substantially disproportionate" with respect to a United States Holder if the percentage of the then outstanding Shares actually and constructively owned by such holder immediately after the exchange is less than 80% of the percentage of the Shares actually and constructively owned by such holder immediately before the exchange. A United States Holder will satisfy the "not essentially equivalent to a dividend" test if the reduction in such holder's proportionate interest in the Company constitutes a "meaningful reduction" given such holder's particular facts and circumstances. The IRS has indicated in published rulings that any reduction in the percentage interest of a stockholder whose relative stock interest in a publicly held corporation is minimal (an interest of less than 1% should satisfy this requirement) and who exercises no control over corporate affairs should constitute such a "meaningful reduction." If a United States Holder sells Shares to persons other than the Company at or about the time such holder also sells Shares to the Company pursuant to the Offer, and the various sales effected by the holder are part of an overall plan to reduce or terminate such holder's proportionate interest in the Company, then the sales to persons other than the Company may, for United States federal income tax purposes, be integrated with the holder's exchange of Shares pursuant to the Offer and, if integrated, may be taken into account in determining whether the holder satisfies any of the three tests described above.

     If a United States Holder is treated as having sold such holder's Shares under the tests described above, such holder will recognize gain or loss equal to the difference between the amount of cash received and such holder's adjusted tax basis in the Shares exchanged therefor. Any such gain or loss will be capital gain or loss. In the case of a noncorporate United States Holder, the maximum marginal United States federal income tax rate applicable to such gain will be lower than the maximum marginal United States federal income tax rate applicable to ordinary income if such United States Holder's holding period for such Shares exceeds one year.

     If a United States Holder who exchanges Shares pursuant to the Offer is not treated under Section 302 as having sold such holder's Shares for cash, cash received by such holder will be treated as a dividend to the extent of such holder's rateable share of the Company's current and accumulated earnings and profits. Such a dividend will be includible in the United States Holder's gross income as ordinary income without reduction for the adjusted tax basis of the Shares exchanged, and no loss will be recognized. In such event the United States Holder's adjusted tax basis in its Shares exchanged generally will be added to such holder's adjusted tax basis in the remaining Shares. To the extent that cash received in exchange for Shares is treated as a dividend to a corporate United States Holder, such holder will be (i) eligible for a dividends-received deduction (subject to applicable limitations) and (ii) subject to the "extraordinary dividend" provisions of the Code. To the extent, if any, that the cash received by a United States Holder exceeds the Company's current and accumulated earnings and profits, it will be treated first as a tax-free return of such United States Holder's tax basis in the Shares and thereafter as capital gain.

     The Company cannot predict whether or to what extent the Offer will be oversubscribed. If the Offer is oversubscribed, proration of tenders pursuant to the Offer will cause the Company to accept fewer shares than are tendered. Therefore, a United States Holder can be given no assurance that a sufficient number of such holder's Shares will be exchanged pursuant to the Offer to ensure that such exchange will be treated as a sale, rather than as a dividend, for United States federal income tax purposes pursuant to the rules discussed above.

CONSEQUENCES TO STOCKHOLDERS WHO DO NOT TENDER OR WHOSE TENDER IS NOT ACCEPTED PURSUANT TO THE OFFER.

     Stockholders, none of whose Shares will be exchanged pursuant to the Offer, will not incur any United States federal income tax liability as a result of the consummation of the Offer.

     See Section 3 with respect to the application of United States federal income tax withholding to payments made to Non-United States Holders and backup withholding tax requirements.

     THE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. EACH STOCKHOLDER IS URGED TO CONSULT SUCH HOLDER'S OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE OFFER, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS.

14. EXTENSION OF OFFER; TERMINATION; AMENDMENT.

     The Company expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 6 shall have occurred or shall be deemed by the Company to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. The Company also expressly reserves the right, in its sole discretion, to terminate the Offer and not accept for payment or pay for any Shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for Shares upon the occurrence of any of the conditions specified in Section 6 hereof by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement thereof. The Company's reservation of the right to delay payment for Shares which it has accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that the Company must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law, the Company further reserves the right, in its sole discretion, and regardless of whether any of the events set forth in Section 6 shall have occurred or shall be deemed by the Company to have occurred, to amend the Offer in any respect (including, without limitation, by decreasing or increasing the consideration offered in the Offer to holders of Shares or by decreasing or increasing the number of Shares being sought in the Offer). Amendments to the Offer may be made at any time and from time to time effected by public announcement thereof, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Date. Any public announcement made pursuant to the Offer will be disseminated promptly to stockholders in a manner reasonably calculated to inform stockholders of such change. Without limiting the manner in which the Company may choose to make a public announcement, except as required by applicable law, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

     If the Company materially changes the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Company will extend the Offer to the extent required by Rules 13e-4 (d)(2) and 13e-4(e)(2) promulgated under the Exchange Act. These rules require that the minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. If (i) the Company increases or decreases the price to be paid for Shares, the number of Shares being sought in the Offer or the Dealer Manager's soliciting fees and, in the event of an increase in the number of Shares being sought, such increase exceeds 2% of the outstanding Shares, and (ii) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice of an increase or decrease is first published, sent or given in the manner specified in this Section 14, the Offer will be extended until the expiration of such period of ten business days. For the purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or Federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

15. FEES AND EXPENSES.

     The Company has retained Wasserstein Perella to act as its financial advisor, as well as the Dealer Manager, in connection with the Offer. Wasserstein Perella will receive a fee for its services of $250,000. The Company also has agreed to reimburse Wasserstein Perella for certain reasonable out-of-pocket expenses incurred in connection with the Offer, including reasonable fees and expenses of counsel, and to indemnify Wasserstein Perella against certain liabilities in connection with the Offer, including liabilities under the federal securities laws. Wasserstein Perella has rendered various investment banking and other advisory services to the Company in the past, for which it has received customary compensation, and may render similar services to the Company in the future.

     The Company has retained Georgeson & Company Inc. to act as Information Agent and First Chicago Trust Company of New York to act as Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telegraph and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary will each receive reasonable and customary compensation for their respective services, will be reimbursed by the Company for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.

     No fees or commissions will be payable by the Company to brokers, dealers or other persons (other than fees to the Dealer Manager, the Information Agent and the Depositary as described above) for soliciting tenders of Shares pursuant to the Offer. Stockholders holding Shares through brokers or banks are urged to consult such brokers or banks to determine whether transaction costs are applicable if stockholders tender Shares through such brokers or banks and not directly to the Depositary. The Company, however, upon request, will reimburse brokers, dealers and commercial banks for customary mailing and handling expenses incurred by such persons in forwarding the Offer and related materials to the beneficial owners of Shares held by any such person as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of the Company, the Dealer Manager, the Information Agent or the Depositary for purposes of the Offer. The Company will pay or cause to be paid all stock transfer taxes, if any, on its purchase of Shares except as otherwise provided in Instruction 7 in the Letter of Transmittal.

16. MISCELLANEOUS.

     The Company is not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If the Company becomes aware of any jurisdiction where the making of the Offer is not in compliance with any valid applicable law, the Company will make a good faith effort to comply with such law. If, after such good faith effort, the Company cannot comply with such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. In any jurisdiction the securities or blue sky laws of which require the Offer to be made by a licensed broker or dealer, the Offer is being made on the Company's behalf by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

     Pursuant to Rule 13e-4 of the General Rules and Regulations under the Exchange Act, the Company has filed with the Commission an Issuer Tender Offer Statement on Schedule 13E-4 which contains additional information with respect to the Offer. Such Schedule 13E-4, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 9 with respect to information concerning the Company.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF THE COMPANY OR THE DEALER MANAGER IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE RELATED LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE DEALER MANAGER.

                                          RALCORP HOLDINGS, INC.

October 16, 1998

                                   SCHEDULE A

                     CERTAIN TRANSACTIONS INVOLVING SHARES

     Except as set forth below, based on the Company's records and on information provided to the Company by its directors, executive officers and subsidiaries, neither the Company, nor any subsidiary or associate of the Company nor, to the best of the Company's knowledge, any of the directors or executive officers of the Company or any of its subsidiaries, nor any associates or subsidiaries of any of the foregoing, has effected any transactions involving the Shares during the 40 business days preceding the date hereof:

Ralcorp Holdings, Inc. repurchased 39,000 Shares in the open market at a price of $20.1083 per share on August 21, 1998.

James A. Nichols, Corporate Vice President and President, Ralston Foods, sold 3,400 Shares in the open market at a price of $21.00 per share on August 24, 1998.

Ralcorp Holdings, Inc. repurchased 44,800 Shares in the open market at a price of $21.0419 per share on August 25, 1998.

Ralcorp Holdings, Inc. repurchased 50,000 Shares in the open market at a price of $20.9883 per share on August 26, 1998.

Ralcorp Holdings, Inc. repurchased 20,000 Shares in the open market at a price of $19.9581 per share on August 27, 1998.

Ralcorp Holdings, Inc. repurchased 50,000 Shares in the open market at a price of $19.7873 per share on August 31, 1998.

Ralcorp Holdings, Inc. repurchased 40,000 Shares in the open market at a price of $18.4297 per share on September 1, 1998.

Ralcorp Holdings, Inc. repurchased 100,000 Shares in the open market at a price of $18.00 per share on September 16, 1998.

Ralcorp Holdings, Inc. repurchased 7,300 Shares in the open market at a price of $17.1678 per share on September 17, 1998.

Ralcorp Holdings, Inc. repurchased 50,000 Shares in the open market at a price of $17.375 per share on September 21, 1998.

Ralcorp Holdings, Inc. repurchased 18,300 Shares in the open market at a price of $16.375 per share on September 22, 1998.

Ralcorp Holdings, Inc. repurchased 300,000 Shares in the open market at a price of $15.4498 per share on September 23, 1998.

Kevin J. Hunt, Corporate Vice President and President, Bremner, Inc., purchased 62 Shares through the Company's Savings Investment Plan at a price of $19.875 per share on August 28, 1998 and 88 Shares at a price of $14.00 on September 30, 1998.

James A. Nichols, Corporate Vice President and President, Ralston Foods, purchased 23 Shares through the Company's Savings Investment Plan at a price of $19.875 per share on August 28, 1998.

Ronald D. Wilkinson, Corporate Vice President and Director of Product Supply, purchased 21 Shares through the Company's Savings Investment Plan at a price of $19.875 per share on August 28, 1998 and 145 Shares at a price of $14.00 on September 30, 1998.

     The Letter of Transmittal and certificates for Shares and any other required documents should be sent or delivered by each stockholder or such stockholder's broker, dealer, commercial bank, trust company or nominee to the Depositary at one of its addresses set forth below. Facsimile copies of the Notice of Guaranteed Delivery but not the Letter of Transmittal will be accepted from Eligible Institutions.

                        The Depositary for the Offer is:
                    FIRST CHICAGO TRUST COMPANY OF NEW YORK

                                 By Federal Express or other
           By Mail:                   Overnight Courier:                   By Hand:
           --------              ---------------------------               --------
     First Chicago Trust             First Chicago Trust             First Chicago Trust
     Company of New York             Company of New York             Company of New York
     Tenders & Exchanges             Tenders & Exchanges         c/o Securities Transfer and
          Suite 4660                      Suite 4680               Reporting Services Inc.
        P.O. Box 2569             14 Wall Street, 8th Floor       Attn: Tenders & Exchanges
    Jersey City, NJ 07303             New York, NY 10005        One Exchange Plaza, 3rd Floor
                                                                      New York, NY 10006

                           By Facsimile Transmission:
  (For transmission of Notice of Guaranteed Delivery by Eligible Institutions
                                     Only)
                                 (201) 222-4720
                                       or
                                 (201) 222-4721
                             Confirm by Telephone:
                                 (201) 222-4707

     Any questions or requests for assistance or additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent or the Dealer Manager at the telephone numbers and locations listed below. Stockholders may also contact their local broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer. To confirm delivery of Shares, stockholders are directed to contact the Depositary.

                    The Information Agent for the Offer is:

                         GEORGENSON & COMPANY INC. LOGO

                               Wall Street Plaza
                               New York, NY 10005
                         (212) 440-9800 (Call Collect)
                                       or
                         Call Toll-Free (800) 223-2064

                      The Dealer Manager for the Offer is:
                        WASSERSTEIN PERELLA & CO., INC.

                              31 West 52nd Street
                               New York, NY 10019
                                 (212) 969-2700

October 16, 1998

                                       A-2